FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May, 2005
Commission File Number: 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

          Press Release, dated May 4, 2005, relating to: Lafarge Q1 2005 Sales

Page 1 of 12 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 4, 2005

First quarter 2005 sales

Positive pricing trends in most markets drive sales up

• Sales rise 2.2% to € 2,945 million
• Sales rise 1.9% on a like for like basis

Sales were up 2.2% to € 2,945 million as at March 31, 2005 compared to first quarter 2004 sales of € 2,881 million. The net scope effect was at 1.1%. Foreign exchange variations impacted sales by -0.8%.

"The underlying favorable trends in many of our markets have allowed for positive pricing. Volumes were held back this year compared to the first quarter of 2004 due to harsher winter weather, but this is quite usual given the seasonality of our business" said Jean Jacques Gauthier, Executive Vice President, Finance, he added "this first quarter volume trend does not alter our view for the year for which we expect overall favorable market conditions."

The sales report for each division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +2.1%

In Western Europe price increases were realized in many countries and in particular in Germany and the UK. However sales were down due to lower volumes sold, essentially being the result of the winter weather across the region, which was more harsh than in the first quarter of 2004 as well as fewer working days. Greece continued to slow as expected compared to the high levels of demand in the run up to the Olympic Games.

North American sales have continued to strengthen in a favorable demand environment. Higher volumes and prices were seen across much of the United States, where strong demand levels were recorded in markets not impacted by unfavorable weather. Average prices increased in both the United States and Canada. The full impact of these price increases will continue throughout the year and a further price increase has been announced for the United States from July.

Despite further strong growth in Romania, sales in Eastern Europe were down, due to lower volumes in Poland and Russia.

Strong sales growth was recorded in the Mediterranean Basin where Jordan's strong construction sector continued its momentum. In Egypt prices continued to increase.

In Africa, sales grew strongly with favorable pricing trends in most countries and strong volumes in Kenya.

In Asia, India continued to enjoy strong volume growth and whilst prices continued to rise in the Philippines compared to 2004, slower construction led to reduced volumes. In Malaysia prices suffered in a difficult competitive environment, and in South Korea the depressed construction market drove volumes and prices lower.

In Latin America, Brazil experienced lower prices due to keen competition and some decline in volumes. Venezuela continued to show good improvement and Chile remained sound.

Page 2 of 12 Total Pages

AGGREGATES & CONCRETE: +4.5%

In Aggregates, the first quarter of 2005 continues to show positive trends in many markets. Although Western European sales were down due to the poorer winter weather than in 2004, good increases in prices were achieved offsetting much of the volume decline. Good volume trends were seen in Aggregates across much of North America together with favorable pricing. Other countries saw generally strong levels of volume growth. Ready-mixed concrete volumes and prices in Western Europe experienced favorable trends. Volumes were however down in North America, largely due to the more difficult weather conditions seen in Canada compared to 2004, nevertheless prices were up, reflecting good pricing performance in all markets.

ROOFING: -9.1%

Much of the decline in sales comes from Germany, where volumes were significantly lower due to a weaker market compared to the start of 2004. In this environment, prices came under further pressure. Elsewhere in Western Europe the bad winter weather affected volumes in many countries, but pricing trends were favorable. Buoyant housing market conditions continued to drive sales growth in the United States.

GYPSUM: +4.5%

The growth was largely driven by significantly higher prices in North America, where volumes also continued to grow. Sales in Western Europe were flat as the 2005 winter weather conditions impacted volumes, however, there were favorable pricing trends. In Asia sales declined as a result of weaker volumes in South Korea coupled with some price competition, and in Australia the market continued to soften.

NEGATIVE FOREIGN EXCHANGE IMPACT OF -0.8% AMOUNTING TO € 21 MILLION

The negative foreign currency translation impact on sales was generated essentially from the decline in the US Dollar (-€19 million) versus the euro.

SCOPE CHANGES OF +1.1% AMOUNTING TO € 32 MILLION

Sales from acquisitions amounted to a positive scope effect of € 57 million largely due to the acquisition of Cementos Selva Alegre in Ecuador in December 2004, to the acquisition of Hupfer Holdings in France (May 2004) and to the acquisition of the assets of The Concrete Company in the United States ( April 2004). The reduction in sales due to negative scope effect totaled € 25 million.

CONSOLIDATED SALES AS AT MARCH 31, 2005

	March 31, 2005 € Million	March 31, 2004 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	1,419	1,390	+2.1%	+1.7%	+2.1%
Aggregates & Concrete	908	854	+6.3%	+4.6%	+4.5%
Roofing	268	289	-7.3%	-9.1%	-9.1%
Gypsum	344	332	+3.6%	+4.4%	+4.5%
Others	6	16	-62.5%	+60.9%

TOTAL	2,945	2,881	+2.2%	+1.9%	NA

Page 3 of 12 Total Pages

IFRS: PUBLICATION OF ADDITIONAL INFORMATION FOR 2004

Further to the publication on February 24, 2005 of the 2004 financial statements in IFRS, the 2004 Business Segment and Geographical Area Information restated in IFRS is now available, together with the financial statements to June 30, 2004 restated in IFRS.

Lafarge’s annual general meeting of shareholders will be held on May 25, 2005.

Lafarge’s next financial publication – 2005 half year sales – will be on July 28, 2005 (before the Euronext stock market opens).

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Conference Call on First Quarter Sales to March 31, 2005
Following the release of Lafarge’s sales to March 31, 2005, a conference call will be held on:
May 4th, 2005 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Executive Vice President, Finance
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:
From France +33 (0)1 56 38 35 10
From UK +44 (0) 207 190 1596
From USA +1 (0) 720 356 7409
From USA toll free (US only) 0 888 595 4228
Conference call name: “Lafarge”

A replay of the conference call will be available from May 4th, 2004 at 7.30 pm French time to May 11th, 2005 at 7.30 pm at the following numbers:
From France +33(0)1 70 99 32 94 Access code: 133141#
From UK +44 208 515 2499 Access code: 446999#
From USA +1 (0) 303 590 3010 Access code: 11029407#
From USA toll free (US only) 0800 405 2236 Access code: 11029407#

Page 4 of 12 Total Pages

Consolidated Figures (YTD)

Sales

(Millions of euros)	2005Q1	2004Q1	05/04

			(current)
By geographical zone of destination

Western Europe	1,319	1,348	-2%
North America	637	579	10%
Mediterranean Basin	114	104	10%
Central and Eastern Europe	107	111	-4%
Latin America	155	145	7%
Africa	297	255	16%
Asia /Pacific	316	339	-7%

By business line

Cement	1,419	1,390	2%
Aggregates & Concrete	908	854	6%
Roofing	268	289	-7%
Gypsum	344	332	4%
Others	6	16	-63%

Total	2,945	2,881	2%

Page 5 of 12 Total Pages

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

(millions of tonnes)	2005Q1	2004Q1	05/04	05/04

			(current)	(like for like)

Western Europe	6.6	6.9	-4%
North America	3.4	3.0	13%
Mediterranean Basin	1.9	2.0	-5%
Central and Eastern Europe	1.3	1.5	-13%
Latin America	1.6	1.6	0%
Africa	3.0	2.9	3%
Asia/Pacific	6.3	6.7	-6%

Total (1)	24.1	24.6	-2%	-4.1%

Sales (after elimination of inter divisional sales by destination)

(Millions of euros)	2005Q1	2004Q1	05/04	05/04

			(current)	(like for like)
Western Europe	470	486	-3%
North America	219	194	13%
Mediterranean Basin	91	85	7%
Central and Eastern Europe	61	67	-9%
Latin America	101	96	5%
Africa	239	208	15%
Asia/Pacific	238	254	-6%

Total consolidated sales	1,419	1,390	2%	1.7%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)	2005Q1	2004Q1	05/04	05/04

			(current)	(like for like)
Western Europe	519	548	-5%
North America	251	221	14%
Mediterranean Basin	91	84	8%
Central and Eastern Europe	62	64	-3%
Latin America	122	111	10%
Africa	274	233	18%
Asia/Pacific	231	250	-8%

Total before elimination of interdivisional sales	1,550	1,511	3%	2.1%

(1) including 0,4 MT special products reported for the first time (thereof 0,2 MT for North America).
In 2004, these figures compare to 0,4 MT thereof 0,2 MT for North America

Page 6 of 12 Total Pages

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates	2005Q1	2004Q1	05/04	05/04

(millions of tonnes)			(current)	(like for like)

Western Europe	17.1	18.2	-6%
North America	18.6	17.5	6%
Other countries	4.1	3.9	5%

Total	39.8	39.6	1%	-3.2%

Concrete	2005Q1	2004Q1	05/04	05/04

(millions of cbm)			(current)	(like for like)

Western Europe	3.4	3.5	-3%
North America	2.2	2.1	5%
Other countries	2.3	2.1	10%

Total	7.9	7.7	3%	0.1%

Sales (after elimination of inter divisional sales by destination)

(Millions of euros)		2005Q1	2004Q1	05/04	05/04

				(current)	(like for like)
Aggregates & related products		351	327	7%
Ready-mix concrete & concrete products		557	527	6%

Total Aggregates & Concrete		908	854	6%	4.6%

of which	Western Europe	462	444	4%
"	North America	319	299	7%
"	Other countries	127	111	14%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)		2005Q1	2004Q1	05/04	05/04

				(current)	(like for like)

Total Aggregates & Concrete		910	859	6%	4.5%

Aggregates & related products		420	393	7%	4.1%

of which pure Aggregates	Total	346	331	5%
	Western Europe	197	191	3%
"	North America	122	118	3%
"	other countries	27	22	23%

Ready-mix concrete & concrete products		559	530	5%	4.9%

of which Ready-mix	Total	536	502	7%
	Western Europe	266	257	4%
"	North America	164	150	9%
"	other countries	106	95	12%

Eliminations intra A&C		-69	-64	8%

Page 7 of 12 Total Pages

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2005Q1	2004Q1	05/04	05/04

				(current)	(like for like)

Concrete roof tiles	(millions of m2)
Western Europe (1)		9.8	11.5	-15%
North America		5.5	5.3	4%
Other countries (1)		8.1	9.2	-12%

Clay roof tiles	(millions of m2)
Western Europe		4.2	5.1	-18%
Other countries		0.5	0.1

Chimneys	(kms)	725	568	28%

Sales (after elimination of inter-divisional sales by destination)

(Millions of Euros)		2005Q1	2004Q1	05/04	05/04

				(current)	(like for like)
Total		268	289	-7%	-9.1%

Western Europe		196	216	-9%
	Germany	39	64	-39%
	Other countries	157	152	3%
Other countries		72	73	-1%

Sales (before elimination of inter divisional sales by origin)

(Millions of Euros)		2005Q1	2004Q1	05/04	05/04

				(current)	(like for like)
Total		268	289	-7%	-9.1%

of which concrete roof tiles	Western Europe	84	96	-13%
"	North America	28	25	12%
	Other countries	20	23	-13%
of which clay roof tiles		45	51	-12%
of which chimneys (1)		34	33	3%
	of which other roofing products	57	61	-7%

(1) Including the "other roofing products" of the Chimney business.

Page 8 of 12 Total Pages

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)

(millions of m2)	2005Q1	2004Q1	05/04	05/04

			(current)	(like for like)

Total	165	167	-1%	-1.0%

Sales (after elimination of inter-divisional sales by destination)

(Millions of euros)
	2005Q1	2004Q1	05/04	05/04

			(current)	(like for like)
Total	344	332	4%	4.4%

of which Western Europe	188	192	-2%
of which North America	70	59	19%
of which other countries	86	81	6%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)
	2005Q1	2004Q1	05/04	05/04

			(current)	(like for like)
Total	348	334	4%	4.5%

of which Western Europe	199	199	0%
of which North America	70	59	19%
of which other countries	79	76	4%

Page 9 of 12 Total Pages

Sales Mars 31st 2005
Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2004

CEMENT

Western Europe	-10.4%	5.0%	-5.4%
France	-4.5%	4.4%	-0.1%
United Kingdom	-10.9%	6.3%	-4.6%
Spain	2.0%	1.0%	3.0%
Germany	-37.0%	14.0%	-23.0%
Greece	-15.2%	1.1%	-14.1%
Central Europe	-8.3%	3.3%	-5.0%
Poland	-25.1%	4.3%	-20.8%
Romania	17.1%	5.0%	22.1%
Serbia	-30.4%	16.2%	-14.2%
Russia	-7.0%	-2.0%	-9.0%
Mediterranean Basin	3.1%	7.0%	10.1%
Turkey	-0.2%	16.0%	15.8%
Morocco	-5.9%	1.6%	-4.3%
Jordan	12.7%	7.5%	20.2%
Egypt	0.0%	12.6%	12.6%
North America	2.5%	11.8%	14.3%
Latin America, Caraibs	-1.6%	0.5%	-1.1%
Brazil	-1.3%	-16.9%	-18.2%
Venezuela	7.6%	12.9%	20.5%
Chile	-1.3%	2.5%	1.2%
Africa, Indian Ocean	-0.6%	12.6%	12.0%
Kenya	11.7%	7.3%	19.0%
Nigeria	-8.4%	17.0%	8.6%
South Africa	0.1%	7.5%	7.6%
Asia, Middle East	-7.0%	1.2%	-5.8%
Indonesia	-24.2%	6.2%	-18.0%
Malaysia	-0.4%	-6.1%	-6.5%
Philippines	-13.4%	18.4%	5.0%
India	11.0%	0.7%	11.7%
South Korea	-25.1%	-2.7%	-27.8%

Total CEMENT	-4.1%	6.2%	2.1%

AGGREGATES and related activities

France (pure Aggregates)	-10.1%	5.2%	-4.9%
United Kingdom (pure Aggregates)	-9.8%	7.8%	-2.0%
North America (pure Aggregates)	5.1%	3.4%	8.5%
Pure Aggregates	-3.2%	4.2%	1.0%

Total Aggregates and related activities			4.1%

CONCRETE and related activities

France (readymix)	2.5%	3.6%	6.1%
United Kingdom (readymix)	2.4%	7.5%	9.9%
North America (readymix)	-3.1%	6.2%	3.1%
Total ReadyMix	0.2%	4.9%	5.1%

Total Concrete and related activities			4.9%

Total Aggregate & Concrete			4.5%

* Variance on like for like sales on domestic markets before elimination of sales between Divisions

** Other effects : including price effects, product and customer mix effects.

Page 10 of 12 Total Pages

Sales Mars 31st 2005
Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2004

ROOFING

Western Europe Concrete T&F	-13.7%	0.3%	-13.4%
Western Europe Clay T&F	-12.3%	0.5%	-11.8%
UK
Concrete	-7.3%	5.3%	-2.0%
Clay	-11.4%	7.6%	-3.8%
France
Concrete	-7.6%	1.5%	-6.1%
Clay	-9.1%	3.6%	-5.5%
Germany
Concrete	-40.4%	-2.9%	-43.3%
Clay	-26.8%	-7.1%	-33.9%
United States (Concrete)	5.3%	12.9%	18.2%

Chimneys	-8.2%	-2.1%	-10.3%
Accessories			-8.7%

Total ROOFING			-9.1%

GYPSUM

BOARDS	-1.0%	5.5%	4.5%
Western Europe	-4.7%	4.6%	-0.1%
North America	2.0%	21.7%	23.7%
Asia, Pacific	-5.5%	-6.2%	-11.7%

Total GYPSUM			4.5%

* Variance on like for like sales on domestic markets before elimination of sales between Divisions

** Other effects : including price effects, product and customer mix effects.

Page 11 of 12 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 4, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 12 of 12 Total Pages